May 6, 2011

VIA FEDEX OVERNIGHT, FACSIMILE AND

EDGAR CORRESPONDENCE

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pro-Dex, Inc. Form 10-K for the fiscal year ended June 30, 2010 Forms 10-Q for the quarterly periods ended September 30 and December 31, 2010 File No. 000-14942

Dear Mr. James:

This letter responds to the comments of your letter dated April 14, 2011 (the “Comment Letter”) relating to Pro-Dex, Inc. (the “Company”), a copy of which is enclosed for your convenience. We have reproduced below in bold font each of your comments set forth in the Comment Letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the Comment Letter.

Concurrently with the filing of this letter, the Company will file an amendment to its Form 10-K for the year ended June 30, 2010 and amendments to its Forms 10-Q for the quarters ended September 30 and December 31, 2010. We have enclosed clean and marked-to-show-changes copies of the amended sections to these Form 10-K and Forms 10-Q, which contain revisions that are directly in response to your comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 9A Controls and Procedures, page 32

1.	Please amend to disclose the conclusions of the company’s principal executive and principal financial officers regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the report, and not for the quarter ended June 30, 2010, consistent with Item 307 of Regulation S-K. Please similarly amend your September 30 and December 31, 2010 Forms 10-Q to provide the correct conclusions.

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com

Mr. Martin James

May 6, 2011

Company Response

The Company has amended Item 9A of its June 30, 2010 Form 10-K, and Item 4 of its September 30 and December 31, 2010 Forms 10-Q, in conformity with the requirements of Item 307 of Regulation S-K.

Financial Statements, page 34

Report of Independent Registered Public Accounting Firm, Page 34

2.	Please have your auditors revise their report and consent to include conformed signatures that are consistent with the guidance provided in Item 302 (a) of Regulation S-T.

Company Response

The auditors’ report and consent have been revised in conformity with the requirements of Item 302(a) of Regulation S-T, and such revisions are included in the Company’s amended June 30, 2010 Form 10-K.

3.	In addition, it appears that there is a typographical error in the last paragraph of the opinion. We note that it refers to each of the two years and not each of the years similar to the first paragraph. This should also be corrected in the amendment.

Company Response

The auditors’ report has been revised to correct the typographical error as noted by the Staff, and is included in the Company’s amended June 30, 2010 Form 10-K.

Consolidated Statements of Operations, page 36

4.	In future filings, including any amendments, please show the aggregate amount of goodwill impairment losses as a separate line item in the statements of operations consistent with ASC 350-20-45-2.

Company Response

In future filings, the Company will reflect the aggregate amount of goodwill impairment losses, when applicable, in conformity with ASC 350-20-45-2.

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com

Mr. Martin James

May 6, 2011

Note 2. Summary of Significant Accounting Policies, page 40

5.	Please tell us why your assumptions for the warranty accrual changed in 2009 resulting in decreased warranty expense of $406,000.

Company Response

The Company’s warranty accrual is based on its estimate of (a) the per-unit cost of repairing units returned under warranty, and (b) the rate of return of such units relative to total units sold. In fiscal 2009, the Company implemented improvements to (a) its repair process that had the effect of lowering the per-unit cost of repair, and (b) the design of certain of its products that had the effect of lowering the rate of product returns, both improvements thereby allowing the Company to lower its estimate of future warranty cost related to products sold.

6.	Please tell us why you value owned land and buildings at the value of their highest and best use. Discuss how you considered ASC 360-10.

Company Response

The Company records owned land and buildings at historical cost in conformity with ASC 360-10, and acknowledges that the reference to “highest and best use” was inappropriate in the context of accounting policy disclosure. The Company has amended its June 30, 2010 Form 10-K and its September 30 and December 31, 2010 Forms 10-Q accordingly.

7.	Please tell us your accounting policy for research and development costs and disclose your policy in future filings.

Company Response

The costs of research and development activities are charged to expense as incurred. In future filings, the Company will disclose its accounting policy for research and development costs.

Exhibit 31.1 and 31.2

8.	We note the following in the certifications required by Exchange Act Rule 13a-14(a):

•	In paragraph 2, you added the word ‘annual’ before the word ‘report’;

•	In paragraphs 3, 4, 4(a), 4(c), 4(d) 5, 5(a) and 5(b), you replace the word ‘registrant’ with ‘small business issuer’;

•	In paragraph 4 you replace the word ‘are’ with ‘am’;

•	In paragraph 4, you removed ‘and 15d-15(t))’;

•	In paragraph 5(a), an ‘s’ was added to the word ‘control’.

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com

Mr. Martin James

May 6, 2011

In future filings, including any amendment, please revise each certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Company Response

The Company has corrected Exhibits 31.1 and 31.2 in conformity with the requirements of Item 601(b)(31)(i) of Regulation S-K, and has amended its June 30, 2010 Form 10-K and its September 30 and December 31, 2010 Forms 10-Q accordingly.

In future filings, each certification will be consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2010

9.	We note your disclosure that there were no direct changes in your internal controls over financial reporting. To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to direct changes that could affect your internal control over financial reporting subsequent to the date of your evaluation, Please correct the disclosure in future filings, including any amendments, to address all changes or advise us.

Company Response

The Company has deleted the word “direct” from its disclosure of Internal Control and Procedures and has amended its September 30 and December 31, 2010 Forms 10-Q accordingly.

In future Form 10-Q filings, the Company will address any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

* * * *

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com

Mr. Martin James

May 6, 2011

We trust that the foregoing is responsive to the comments contained in your letter dated April 14, 2011. If you have any questions, please contact me at (949) 769-3250, or our general counsel, Tom Crane, at 714-641-3464.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Harold A. Hurwitz
Harold A. Hurwitz Secretary and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Kate Tillan
Assistant Chief Accountant

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com